Reply Attention of	Bernard Pinsky
Direct Tel.	604.643.3153
EMail Address	bip@cwilson.com
Our File No.	30790-01 / CW1340573.1

July 30, 2007

BY FAX AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Mark A. Wojciechowski

Dear Sirs:

Re:         Re: Aurelio Resource Corporation
Form 10-KSB for the Fiscal Period Ended December 31, 2006
Filed April 4, 2007
Form 10-QSB for the Quarterly Period Ended March 31, 2007
Filed May 17, 2007
File No. 0-50931

                              Thank you for your letter of June 26, 2007 with respect to the Form 10-KSB and Form 10-QSB filed by Aurelio Resource Corporation (the “Company”). We, in our role as counsel to the Company, enclose our responses to your comments and copies of our proposed amendments to the Form 10-KSB and Form 10-QSB. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of June 26, 2007.

Form 10-KSB for the Fiscal Period Ended December 31, 2006

Cover

1.             Please revise your document to include the disclosures required by Exchange Act Rule 13a-10, or tell us why you believe you are not required to file a transition report.

The Company’s Form 10-KSB and Form 10-QSB have been revised as shown in Attachment A to this letter to include the disclosures required by Exchange Act Rule 13a-10 to show that they are transitional reports, and will be filed as amendments to the Company’s Form 10-KSB and Form 10-QSB.

Notes to Consolidated Financial Statements, page 35

Note 3 Significant Accounting Policies, page 35

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

Mineral Properties and Exploration Expenditures, page 36

2.
(a)	Tell us why you believe it is appropriate to capitalize the costs of further exploration.

On behalf of the Company, we advise that the Company’s policy states in part that “[w]hen it is determined that a mineral deposit can be economically and legally extracted or produced based on established proven and probable reserves and the results of feasibility studies, further exploration costs and development costs incurred after such determination will be capitalized.” (emphasis added) This is common mining industry practice world-wide, to have a cut-off between exploration and evaluation (the first two phases on a project) and development and construction (phases 3 and 4). [Refer PwC Financial Reporting in the Mining Industry for the 21st Century, 1999, and PwC Financial Reporting in the Mining Industry, June 2007.] The important decision point is when a feasibility study has been completed and confirmed by a Competent Person, and that study shows the commercial viability of the project, the availability of financing and the existence of markets or long-term contracts for the product. From that point on, it is standard practice to capitalize exploration and development costs for the property, which will subsequently be amortized over production from the property. This is based on the idea that further expenditures will extend the life of the property and should be capitalized and subsequently amortized over the production from that property. [See KPMG Mining – A survey of Global Reporting Trends, 2003, which shows a number of examples, although the point from which future exploration costs are capitalized varies, with some companies capitalizing from the point of indicated resources.]

(b)	Please also clarify your accounting policy for drilling and related costs incurred for the purpose of converting measured, indicated and inferred mineral resources to reserves.

The Company’s policy makes the cut-off point after it has determined “proven and probable reserves and the results of feasibility studies”, and it is noted that the feasibility studies are determinant in establishing proven and probable reserves. The Company intends to continue to expense the costs of converting resources to reserves.

Note 6 Segment Information, page 38

3.             As you have identified two separate reportable segments, please revise your document to provide the disclosures required by SFAS 131 or tell us why you believe such disclosures are not required.

The Company’s Form 10-KSB and Form 10-QSB will be revised, as shown in Attachment B to this letter, to provide the disclosures required by SFAS 131, and will be filed as an amendment to our Form 10-KSB and Form 10-QSB.

Note 7 Business Acquisitions, page 38

4.	Please explain why this is the case and also how you determined the fair value of the assets acquired.

On behalf of the Company, we advise that while unpatented mining claims have value, determining their value is difficult where there are no studies (technical reports, scoping studies, preliminary feasibility studies or feasibility studies) available on the property where the unpatented mining claims are located. Additionally, since unpatented mining claims solely give the holder the right to continue to explore the property and to pay annual fees, a determination of value of the property is very subjective. As such, the Company did not allocate any value to the unpatented mining claims located in south eastern Arizona. The Company’s approach has been to allocate value if it is acquiring mineral properties that have patented mining claims or where a study is available.

5.	Please tell us how you determined that the total fair value of the outstanding shares of ARI was negative.

On behalf of the Company, we advise that the Company valued ARI as a positive net asset. The Company’s view was that the value in ARI was comprised of the management expertise and their ownership of the assets in ARI (namely the unpatented claims in Arizona, the right to acquire the Hope claims and the option to acquire the property in Mexico). The Company viewed the value in ARI to be greater than its liabilities and it was worthwhile to pay off those liabilities in order to acquire ARI.

6.             Please tell us and revise your disclosures to explain why you agreed to issue common shares that appear to have a fair value significantly greater than the net assets acquired.

On behalf of the Company, we advise that the number of common shares issued were determined by negotiation between the Company and the principals of ARI. Prior to the acquisition of ARI, Furio (the predecessor company) did not have an active trading market for its stock. Furio had been a dormant company, and even though it had a property in Alaska and was nominally listed on the OTC Bulletin Board, the stock had not traded for more than a year. Furio had mineral property expenditures of $35,629 in fiscal 2005 and $6,430 in fiscal 2006, with net losses in those years of $60,698 and $36,750, respectively. Furthermore, there was no trading in its stock, and although the “value” quoted on the OTC Bulletin Board at that time was 6 cents/share, this trading information dates back more than a year to the last trade. The Company is of the opinion that at the time the acquisition of ARI was negotiated and closed, the stock of Furio had little or no value.

Note 8 Property Acquisitions, page 39

7.             Please tell us when this down payment was made, and the date upon which the purchase and sale agreement became legally binding.

The Company’s Form 10-KSB will be revised, as shown on Attachment C, to disclose that the down payment of $250,000 was made on September 15, 2006 and the date upon which the purchase and sale agreement became legally binding was September 15, 2006. This will be in our amended Form 10-KSB to be filed.

8.             Per review of your Form 8-K filed August 23, 2006, the notes to the financial statements of ARI explain on page F-7 that the purchase agreement was for a potential mining facility in Arizona. This disclosure seems inconsistent with the disclosures herein which describes the purchase agreement as being for 30 patented mining claims in Arizona. Please revise the disclosure to be consistent.

On behalf of the Company, we advise that the notes to the financial statements included in the Company’s Form 8-K filed on August 23, 2006 were for the private company, ARI. The notes to the financial statements in the Form 10-KSB are for the Company. The Company does not believe that the disclosure in the notes to the financial statements are inconsistent, since the property described was and is considered to be a potential mining facility in Arizona on the property comprised of the 30 patented mining claims.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

9.	Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-B.

The Company’s certifications have been revised in accordance with Item 601 of Regulation S-B, as shown on Attachment D. Signed certifications will accompany the filing of the Company’s amended Form 10-KSB and amended Form 10-QSB.

***

We look forward to any further comments you may have in regards to the Company’s Form 10-KSB and Form 10-QSB or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3153.

Yours truly,

CLARK WILSON LLP

Per: “Bernard Pinsky”

Bernard Pinsky

BIP/sxa

Encl.

cc:	Allan J. Marter, Chief Financial Officer of Aurelio Resource Corporation

ATTACHMENT A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-KSB

(Mark One)

[	]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  ☐

☒	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from May 31, 2006 to December 31, 2006

Commission file number  000-50931

AURELIO RESOURCE CORPORATION
(Name of small business issuer in its charter)

Nevada	33-1086828
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 200, 5554 South Prince Street, Littleton, Colorado	80120
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number  303.795.3030

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Nil	Name of each exchange on which registered Nil

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange act from their obligations under those Sections.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No [	]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No [X ]

State issuer's revenues for its most recent fiscal year.  $Nil

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked prices of such common equity, as of a specified date within 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act.)

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

22,603,490 @ $1.27(1) = $28,706,432

(1) Average of bid and ask closing prices on March 28, 2007.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.     Yes [ ]     No [ ]

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

State the number of shares outstanding of each of the issuer's classes of equity stock, as of the latest practicable date.

32,690,600 common shares issued and outstanding as of March 28, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1990).

Transitional Small Business Disclosure Format (Check one):	Yes [	];	No ☒.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

☐ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended _______

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from December 31, 2006 to March 31, 2007

Commission File No. 000-50931

AURELIO RESOURCE CORPORATION
(Exact name of small business issuer as specified in its charter)
Nevada	33-1086828
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 200, 5554 South Prince Street, Littleton, Colorado, 80120
(Address of principal executive offices)
303.795.3030
(Issuer's telephone number)
N/A
(Former name, former address and former fiscal year, if changed since last report)

Check whether the issuer (1) filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No [	]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.     Yes [ ]     No  [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:  32,690,600 common shares issued and outstanding as of May 11, 2007

Transitional Small Business Disclosure Format (Check One): Yes ☐	No ☒

ATTACHMENT B

NOTE 6	SEGMENT INFORMATION

The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. During the year ended May 31, 2006 and prior, Furio (the predecessor company) only had an exploration property in Alaska. The following shows the segment information for the periods ended December 31, 2006.

	Arizona	Mexico	Corporate	Total
As of and for the seven months ended December 31, 2006:
Interest expense	$ -	$ -	$ 1,033	$ 1,033
Depreciation expense	-	421	2,207	2,628
Mineral property expenditures	437,658	22,177	-	459,835
Total assets	1,391,261	42,829	441,789	1,875,879
As of and for the twelve months ended May 31, 2006:
Interest expense	-	-	-	-
Depreciation expense	-	-	-	-
Mineral property expenditures	-	-	6,430	6,430
Total assets	-	-	2,521	2,521
As of and since inception through December 31, 2006:
Interest expense	-	-	1,033	1,033
Depreciation expense	-	421	2,207	2,628
Mineral property expenditures	437,658	22,177	50,124	509,959
Total assets	1,391,261	42,829	441,789	1,875,879

NOTE 6	SEGMENT INFORMATION

The Company operated in two reportable segments, these being the exploration for copper and zinc on its Hill Copper Project in Arizona and the exploration for gold on its Gavilanes Property in Mexico. During the period prior to May 31, 2006, Furio (the predecessor company) only had an exploration property in Alaska. The following shows the segment information for the periods ended March 31, 2007.

	Arizona	Mexico	Corporate	Total
As of and for the three months ended March 31, 2007:
Interest expense	$ 13,500	$ -	$ 793	$ 14,293
Depreciation expense	-	646	2,120	2,766
Mineral property expenditures	141,492	40,906	60,000	242,398
Total assets	1,244,201	28,979	246,352	1,519,532
As of and for the three months ended February 28, 2006:
Interest expense	-	-	-	-
Depreciation expense	-	-	-	-
Mineral property expenditures	-	-	-	-
Total assets	-	-	8,167	8,167
As of and since inception through March 31, 2007:
Interest expense	13,500	-	1,826	15,326
Depreciation expense	-	1,067	4,327	5,394
Mineral property expenditures	579,150	63,083	110,124	752,357
Total assets	1,244,201	28,979	246,352	1,519,532

ATTACHMENT C

NOTE 8	PROPERTY ACQUISITION

On May 15, 2006 our subsidiary, ARI, entered into a purchase and sale agreement with Hope Mining and Milling Company (“Hope MMC”), an Arizona corporation, concerning the acquisition by ARI of 30 patented mining claims known as the Courtland Claims and located in the Turquoise Mining District, Cochise County, Arizona. The purchase price for the subject property was $1,200,000 with a $250,000 down payment. The remaining balance of $950,000 is being carried on an interest-only four year term 6% straight line annual interest-only promissory note, secured by a deed of trust, with a balloon payment at the end of year four. On September 15, 2006, ARI, Bolsa and Hope MMC entered into an agreement amending the terms of the purchase agreement and, pursuant to the amending agreement, Bolsa accepted the assignment and completed the acquisition of the 30 patented mining claims from Hope MMC by making the down payment of $250,000.

ATTACHMENT D

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Frederik Warnaars and Allan J. Marter of Aurelio Resource Corporation, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the Transition Report on Form 10-KSB of Aurelio Resource Corporation for the transition period from May 31, 2006 to December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Aurelio Resource Corporation.

Dated: ______ ____, 2007

Frederik Warnaars

President and Chief Executive Officer

(Principal Executive Officer)

Allan J. Marter

Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Aurelio Resource Corporation and will be retained by Aurelio Resource Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frederik Warnaars, certify that:

1. I have reviewed this transition report on Form 10-KSB of Aurelio Resource Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: ______ ___, 2007

Frederik Warnaars

President and Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Allan J. Marter, certify that:

1. I have reviewed this transition report on Form 10-KSB of Aurelio Resource Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: ______ ___, 2007

Allan J. Marter

Chief Financial Officer

(Principal Accounting and Financial Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Frederik Warnaars and Allan J. Marter of Aurelio Resource Corporation, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

the transition report on Form 10-QSB of Aurelio Resource Corporation for the transition period from December 31, 2006 to March 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Aurelio Resource Corporation.

Dated: __________ ___, 2007

Frederik Warnaars

President and Chief Executive Officer

(Principal Executive Officer)

Allan J. Marter

Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Aurelio Resource Corporation and will be retained by Aurelio Resource Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frederik Warnaars, certify that:

1.	I have reviewed this transition report on Form 10-QSB of Aurelio Resource Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: _________________ ____, 2007

Frederik Warnaars

President and Chief Executive Officer

(Principal Executive Officer)

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Allan J. Marter, certify that:

1.	I have reviewed this transition report on Form 10-QSB of Aurelio Resource Corporation;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: _________________ ____, 2007

Allan J. Marter

Chief Financial Officer

(Principal Accounting and Financial Officer)